Filed by Obsidian Energy Ltd. (Commission File No. 001-32895) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Bonterra Energy Corp. Creating a Cardium Champion The Proposed Combination of Obsidian Energy and Bonterra September 8, 2020Filed by Obsidian Energy Ltd. (Commission File No. 001-32895) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Bonterra Energy Corp. Creating a Cardium Champion The Proposed Combination of Obsidian Energy and Bonterra September 8, 2020

Important Notice to the Readers This presentation of Obsidian Energy Ltd. does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. Full details of the proposed offer by Obsidian Energy to purchase all of the issued and outstanding common shares (“Bonterra Shares”) in the capital of Bonterra Energy Corp. for two common shares in the capital of Obsidian Energy (“Obsidian Shares”) per Bonterra share (the “Offer”) will, once the Offer is formally commenced, be set out in a bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Obsidian Energy would mail in accordance with applicable Canadian securities laws and file with the Canadian securities regulatory authorities. In connection with the Offer, Obsidian Energy expects to file with the SEC a registration statement (the “Registration Statement”), which will contain a prospectus relating to the Offer (a “Prospectus”). This presentation is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. Such documents are not currently available, but once available BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC's website at www.sec.gov and the materials will be posted on the Obsidian Energy website at: www.obsidianenergy.com Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Securities will not be offered, nor will deposits of securities be accepted from a person, in any State of the United States in which the offering of securities, or acceptance thereof, would not be in compliance with the laws of such jurisdiction. Neither the SEC nor any securities commission of any State of the United States has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States. For further details, refer to “Details on Intention to Make an Offer” at the end of this presentation. This presentation also contains references to certain financial measures which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-generally accepted accounting practice (“Non-GAAP”) measures. This presentation also includes various industry terms, oil and gas disclosure and forward looking-statements. For further details, refer to “Definitions and Industry Terms”, “Non-GAAP Measure Advisory”, “Oil and Gas Information Advisory”, “Reserves Disclosure and Definitions Advisory” and “Forward-Looking Statements Advisory” at the end of this presentation. All references to $ or C$ in this news release are to Canadian dollars and all references in this news release to $US are to U.S. dollars. All slides in this presentation should be read in conjunction with “Definitions and Industry Terms”, “Non-GAAP Measure Advisory”, “Oil and Gas Information Advisory”, “Reserves Disclosure and Definitions Advisory” and “Forward-Looking Information Advisory”. 2Important Notice to the Readers This presentation of Obsidian Energy Ltd. does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. Full details of the proposed offer by Obsidian Energy to purchase all of the issued and outstanding common shares (“Bonterra Shares”) in the capital of Bonterra Energy Corp. for two common shares in the capital of Obsidian Energy (“Obsidian Shares”) per Bonterra share (the “Offer”) will, once the Offer is formally commenced, be set out in a bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Obsidian Energy would mail in accordance with applicable Canadian securities laws and file with the Canadian securities regulatory authorities. In connection with the Offer, Obsidian Energy expects to file with the SEC a registration statement (the “Registration Statement”), which will contain a prospectus relating to the Offer (a “Prospectus”). This presentation is not a substitute for the Offer Documents, the Prospectus or the Registration Statement. Such documents are not currently available, but once available BONTERRA SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT OBSIDIAN ENERGY, BONTERRA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities will be available electronically without charge at www.sedar.com. Materials filed with the SEC will be available electronically without charge at the SEC's website at www.sec.gov and the materials will be posted on the Obsidian Energy website at: www.obsidianenergy.com Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Securities will not be offered, nor will deposits of securities be accepted from a person, in any State of the United States in which the offering of securities, or acceptance thereof, would not be in compliance with the laws of such jurisdiction. Neither the SEC nor any securities commission of any State of the United States has (a) approved or disapproved of the Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States. For further details, refer to “Details on Intention to Make an Offer” at the end of this presentation. This presentation also contains references to certain financial measures which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-generally accepted accounting practice (“Non-GAAP”) measures. This presentation also includes various industry terms, oil and gas disclosure and forward looking-statements. For further details, refer to “Definitions and Industry Terms”, “Non-GAAP Measure Advisory”, “Oil and Gas Information Advisory”, “Reserves Disclosure and Definitions Advisory” and “Forward-Looking Statements Advisory” at the end of this presentation. All references to $ or C$ in this news release are to Canadian dollars and all references in this news release to $US are to U.S. dollars. All slides in this presentation should be read in conjunction with “Definitions and Industry Terms”, “Non-GAAP Measure Advisory”, “Oil and Gas Information Advisory”, “Reserves Disclosure and Definitions Advisory” and “Forward-Looking Information Advisory”. 2

Obsidian Energy Corporate Overview Market Summary OBE (TSX)/ OBELF Ticker Symbol (OTCQX) Peace River MM Shares Outstanding 73 2,132 boe/d Q2 2020 Cold flow heavy oil MM Market Capitalization $42 Manage base production MM Net Debt $496 MM Enterprise Value $538 Corporate Summary Cardium mmboe Reserves (2P YE 2019) 126 22,456 boe/d Q2 2020 years RLI (2P YE 2019) 14 Light oil conventional development % PDP Decline (YE 2019) 17 Manufacturing model for extensive, repeatable MM Tax Pools (YE 2019) $2,547 inventory. Advantaged shallow decline base Guidance Period H2 2020 boe/d Production 24,000 – 24,500 25,000 – 25,500 MM Capital Expenditures $10 $51 MM Decommissioning $3 $11 Alberta Viking 880 boe/d Q2 2020 $/boe Operating Costs $12.00 – $12.50 $11.10 – 11.50 Higher GOR oil play General & Manage base production $/boe $1.50 – $1.65 $1.50 – 1.60 Administrative *Legacy Asset Production of 405 boe/d Q2 2020 Source: Company Filings, FactSet. 3 3 Note: Market Cap based on 9/4/2020 pricing.Obsidian Energy Corporate Overview Market Summary OBE (TSX)/ OBELF Ticker Symbol (OTCQX) Peace River MM Shares Outstanding 73 2,132 boe/d Q2 2020 Cold flow heavy oil MM Market Capitalization $42 Manage base production MM Net Debt $496 MM Enterprise Value $538 Corporate Summary Cardium mmboe Reserves (2P YE 2019) 126 22,456 boe/d Q2 2020 years RLI (2P YE 2019) 14 Light oil conventional development % PDP Decline (YE 2019) 17 Manufacturing model for extensive, repeatable MM Tax Pools (YE 2019) $2,547 inventory. Advantaged shallow decline base Guidance Period H2 2020 boe/d Production 24,000 – 24,500 25,000 – 25,500 MM Capital Expenditures $10 $51 MM Decommissioning $3 $11 Alberta Viking 880 boe/d Q2 2020 $/boe Operating Costs $12.00 – $12.50 $11.10 – 11.50 Higher GOR oil play General & Manage base production $/boe $1.50 – $1.65 $1.50 – 1.60 Administrative *Legacy Asset Production of 405 boe/d Q2 2020 Source: Company Filings, FactSet. 3 3 Note: Market Cap based on 9/4/2020 pricing.

Key Characteristics of Obsidian Energy & Bonterra Combination

OBSIDIAN ENERGY

The newly combined "Cardium Champion" will deliver significantly superior operational and financial performance than either company could achieve on a standalone basis



Improved Base Production Through Optimization
Exceptional Equity Appreciation Potential
Aligned Decommissioning Liability Reduction Strategy
Lower $US WTI Break Even Price
Pro Forma Cardium Champion
Cash Flow Acceleration Through Optimized Development
Lower G&A Costs/BOE
Lower Capital Costs Through Increased Scale
Lower Operating Costs/BOE Achieved via Operational Synergies

4

Transaction Considerations

OBSIDIAN ENERGY

Cardium Champion	Creates the best-in class, Cardium focused light-oil weighted operator with increased resiliency to commodity price volatility	✓ WTI 2021 break-even price of ~ US$37/bbl to keep production flat while maintaining free-cash flow neutrality with further improvement in subsequent years due to lower interest expense from debt repayment and ongoing cost reductions ✓ Positions the Pro Forma Company for further financially accretive bolt-on acquisitions as consolidation is poised to accelerate ✓ Results in significant equity appreciation to both Bonterra and Obsidian Energy shareholders at various commodity price scenarios
Significantly Accretive	Significant accretion across all financial metrics driven by cost savings and other synergies; capital will be focused into higher-return Obsidian Energy Willesden Green inventory	✓ Pro Forma Company achieves a far superior financial and operational outcome than either Bonterra or Obsidian Energy can achieve on a stand-alone basis ✓ Comparable returns to Bonterra shareholders are very unlikely to be available through any other path forward, including through a BDC financing ✓ Significantly extends Bonterra's cash tax horizon due to Obsidian Energy's tax pool position ✓ Allows for the reintroduction of a dividend to the shareholders once target leverage ratio achieved
Premium Value	The exchange ratio provides Bonterra shareholders with a significant premium versus what the contribution analysis between the companies suggests, and allows substantial participation in future combined returns	✓ Bonterra currently trades at a premium to the comparables on both cash flow and flowing barrel metrics despite its over levered balance sheet and imminent bank extension maturity ✓ The 2.0x exchange ratio is a premium to the level implied by contribution analysis ✓ Bonterra shareholders will enjoy substantial participation in the combined equity appreciation ✓ The equity appreciation available to Bonterra shareholders from a combination with Obsidian Energy is substantially better than stand-alone Bonterra returns
Best Alternative for Shareholders	A transaction with Obsidian Energy yields a significantly superior financial result when compared to Bonterra's strategy of pursuing incremental debt financing from BDC	✓ The transaction significantly increases the likelihood that the Pro Forma Company can access alternative capital sources to diversify the funding mix and reduce reliance on bank capital with semi-annual borrowing-base redeterminations ✓ Bonterra's pursuit of BDC financing is uncertain as the current term sheet is non-binding and current bank syndicate members need to commit to 10% of the BDC commitment amount, as well as the implementation of an inter-creditor agreement ✓ BDC does not address Bonterra's core leverage issue; BDC financing cannot be used to reduce current bank debt; the combination with Obsidian Energy provides a clear path to reducing leverage through increased free cash flow, to the benefit of shareholders

5

The Cardium Champion – At a Glance

OBSIDIAN ENERGY

Obsidian Energy is proposing an exchange of 2.0 OBE shares for every 1 share of BNE; Bonterra shareholders will own 48% of the Pro Forma Company's equity

Corporate Summary		Obsidian	Bonterra	Combined
Shares Outstanding	*MM*	73.0	33.4 x 2 = 66.8	139.8
Net Debt @ 6/30/2020	*$MM*	$496	$299	$795
Funds Flow from Operations Last Twelve Months ("LTM")[(1)]	*$MM*	$145	$65	$210
Net Debt / FFO (LTM)	*X*	3.4x	4.6x	3.8x
Reserves (PDP YE 2019)	*MMBoe*	65	38	103
Reserves (2P YE 2019)	*MMBoe*	126	101	227
RLI (2P YE 2019)[(2)]	*Years*	14	21	16
PDP Decline (YE 2019)[(2)]	*%*	17%	21%	18%
Production (H1 2020)	*Boe/d*	26,482	11,108	37,590
% Liquids	*%*	67	66	67
Tax Pools (YE19)	*$MM*	$2,547	$349	$2,896
Taxable Horizon	*Years*	>>5 Years	~2022	>>5 Years

Source: Company Filings.
(1) LTM – June 30th 2019 to June 30th 2020
(2) Per Bonterra May 2020 Corporate Presentation.

6

Obsidian Energy Strategic Priorities

A new Senior Management Team has overseen transformational improvement in operational and financial performance with a Cardium focused strategy

Superior Shareholder Return

- Drive per share growth via organic development and debt pay down
- Generate excess free cash flow while holding production flat and maintain growth optionality at increased commodity prices
- Create scale and decrease cost structure via Cardium consolidation strategy

Senior Management Team		H2 2018	H2 2019
Stephen Loukas	Interim President and CEO		★
Peter Scott	SVP, CFO		★
Aaron Smith	SVP, Development & Operations	★	
Gary Sykes	VP, Commercial		★
Mark Hawkins	VP Legal, General Counsel & Corporate Secretary		★

Total Cardium Production


20% Light Oil Production Growth
25,000
20,000
15,000
10,000
5,000
0
Average Daily Production
37%
11%
52%
35%
10%
55%
34%
10%
56%
FY 2018
FY 2019
H1 2020
Oil (bbl/d)
NGL (bbl/d)
Gas (boe/d)

Total Cash Costs per BOE(1)


$19.52
$18.21
$13.76
2018
2019
H1 2020

(1) Includes net G&A, Opex and transport costs.

7

Demonstrated Strong Track Record

OBSIDIAN ENERGY

Obsidian Energy has demonstrated the ability, over the last year, to reduce costs and rapidly adapt to the challenging environment

Change in Cash Costs[1] Demonstrated Year Over Year (Through to Q2 2020)


$2.00
$0.00
($2.00)
($4.00)
($6.00)
($8.00)
($10.00)
($/boe)
Obsidian
Peer
Bonterra
Peer
Peer
Peer
Peer
Peer
Obsidian Energy has proven the ability to meaningfully lower its cost structure...

H1 2020 Operating Netback of Public Cardium Operators ($/boe)[2]


$20.00
$15.00
$10.00
$5.00
$0.00
($/boe)
Peer
Peer
Obsidian
Peer
Bonterra
Peer
Peer
Peer
... which has led to top-tier netbacks

Source: Company Filings.
(1) Cash costs shown as sum of operating costs, transport costs, and G&A on a $/boe basis. Change shown from Q2 2019 to Q2 2020. Obsidian Energy G&A includes the impact of restructuring costs.
(2) Operating netback for the 6 months ended 6/30/2020 reported for the whole company, inclusive of hedging gains and losses.

8

Potential to Realize Meaningful Synergies

OBSIDIAN ENERGY

Synergies achieved from G&A and operating expense reductions, capital cost savings, and reinvesting cash flow into Obsidian Energy's higher-return Willesden Green inventory

Synergies Summary



~$100MM
Over First Three Years
~$50MM
In Year One
$100
$75
$50
$25
$0
($MM)
FCF from Optimized Development
G&A / Other
Opex Reductions
Capex Savings
FCF from Optimized Development
G&A / Other
Opex Reductions
Capex Savings
Year One
Over Three Years

Note: Based on US$50/bbl WTI and C$1.95/MMBtu AECO.

9

Significantly Improved Financial Resilience

OBSIDIAN ENERGY

The Pro Forma Company will be a best-in-class company on break-even costs, and meaningfully more resilient to a downturn in commodity prices

US$ WTI/bbl Projected Breakeven Price



Future improvement in breakeven from lower interest and other cost reductions
$42
$40
$37
2021 BNE Projected
2021 OBE Projected
2021 Pro Forma Projected
2022+ Potential

The Pro Forma Company will dramatically improve go forward US$ WTI/bbl breakeven costs due to the realization of significant synergies and improved cash flow generation

Note: Breakeven WTI price defined as US$ WTI/bbl price required to fund sustaining capital to maintain flat production within operating cash flow.
Note: WTI/bbl breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS differentials, US$1.00/MMBtu AECO differentials and 1.36x CAD/USD FX.

10

High Grade Development to Top Assets

OBSIDIAN ENERGY

Our business plan will use the free cash flow from low decline Pembina assets to reduce debt, while directing the combined development capital to Willesden Green

2021 - 2024 Capex by Company and Asset[1]

OBE Assets 85%	BNE Assets 15%

OBE Assets Contribute 85% of Capital Projects Over the Next 4 Years

Willesden Green Developed in Priority to Pembina

Greater than 740 Economic Drilling Locations: Inventory by Company and Asset Region

(>20% BT IRR at US$50 WTI/bbl)



OBE Willesden Green
OBE Other
BNE Pembina
BNE Willesden Green
OBE Pembina

~60% of Pro Forma Company economic inventory from OBE assets

Dominant Combined Cardium Footprint



Central Pembina
East Pembina
West Pembina
Crimson Lake
East Crimson
LEGEND
OBSIDIAN LAND
BONTERRA LAND
ARC RESOURCES LAND
CENOVUS LAND
ENTRADA LAND
INPLAY LAND
PRAIRIE STORM LAND
RIDGEBACK LAND
SPARTAN DELTA LAND
TAMARACK LAND
VERMILION LAND
WESTBRICK LAND
YANGARRA LAND

#1 Cardium Producer and the Logical Consolidator

Source: geoSCOUT.
(1) Forecast development plan per Obsidian Energy.

11

Pro Forma Company Production Performance

OBSIDIAN ENERGY

The Pro Forma Company will focus capital into Obsidian Energy's higher return drilling inventory resulting in improved financial metrics

PDP and Development Production at US$50 WTI/bbl [1]



50,000
40,000
30,000
20,000
10,000
0
(boe/d)
2021
2022
2023
2024
BNE Development
OBE Development
BNE Base
OBE Base

- Obsidian Energy has a superior portfolio of high netback/high return Cardium drilling inventory
  - *These would be prioritized for capital in the Pro Forma Company*
- Increased free cash flow generation in 2021 – 2024 allows reinvestment to moderately increase production and repay debt
- The result is improved financial metrics across all measures

(1) Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.

12

Illustrative Business Model Outlook

The Pro Forma Company will have a substantially improved ability to maintain production while generating excess free cash flow to pay down debt resulting in significantly improved credit metrics

Pro Forma Company Outlook at US$50 WTI/bbl (1)

Production



Oil and Liquids
Natural Gas
40,000
30,000
20,000
10,000
0
(boe/d)
2021
2022
2023
2024

Cash Flow and Capital Expenditures



Cash Flow
Capex
$350
$300
$250
$200
$150
$100
$50
$0
($MM)
2021
2022
2023
2024

Net Debt and Leverage



Net Debt (LHS)
Ending Net Debt / LTM EBITDA (RHS)
$800
$700
$600
$500
$400
$300
$200
$100
$0
($MM)
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
(x)
2021
2022
2023
2024

Free Cash Flow Available for Debt Repay



Free Cash Flow
Cumulative Free Cash Flow
$350
$300
$250
$200
$150
$100
$50
$0
($MM)
2021
2022
2023
2024

(1) Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.

13

Financial and Operational Metrics Contribution

OBSIDIAN ENERGY

Key financial and operational metrics demonstrate a 2.0x exchange ratio is highly compelling to Bonterra Shareholders

Contribution Analysis at US$50 WTI/bbl

	Operational / Financial Metric: Obsidian	Operational / Financial Metric: Bonterra	Implied Contribution [(1)] (Obsidian)	Implied Contribution [(1)] (Bonterra)	Combined Metrics: Combined	Combined Metrics: Synergies	Combined Metrics: Pro Forma [(2)]
OBE Combination Model Forecast (US$50 WTI / bbl)							
2021E Production	25,000	11,000	69%	31%	36,000	919	**36,919**
2022E Production	27,000	11,500	70%	30%	38,500	1,070	**39,570**
2021E Liquids Production	17,000	7,500	69%	31%	24,500	733	**25,233**
2022E Liquids Production	18,500	8,000	70%	30%	26,500	1,113	**27,613**
2021E EBITDA	$160	$80	67%	33%	$240	$32	**$272**
2022E EBITDA	$200	$90	69%	31%	$290	$29	**$319**
2021E ULFCF	$20	$10	67%	33%	$30	$40	**$70**
2022E ULFCF	$65	$20	76%	24%	$85	$26	**$111**
YE 2019 Reported Reserves							
PDP Reserve Volumes	65	38	63%	37%	103	NA	**103**
2P Reserve Volumes	126	101	55%	45%	227	NA	**227**
LTM Statistics - Unlevered (Unhedged)							
LTM Production	26,277	11,685	69%	31%	37,962	NA	**37,962**
LTM Liquids Production	17,621	7,788	69%	31%	25,409	NA	**25,409**
LTM Unhedged EBITDA	$162	$80	67%	33%	$242	NA	**$242**
LTM Unhedged UL FCF	$60	$34	64%	36%	$94	NA	**$94**
Capitalization - Assuming 2.00x Exchange Ratio							
Equity Value [(3)]	$42	$38	52%	48%	$80	NA	**$80**
Net Debt [(3)]	$496	$299	62%	38%	$795	NA	**$795**
Enterprise Value [(3)]	$538	$337	61%	39%	$874	NA	**$874**

Exchange ratio of 2.0x proposed by Obsidian Energy results in an equity value split of 52% to OBE and 48% to BNE[(3)]

Note: Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.

(1) Implied contribution represents each company's proportionate amount of key metric. For example, Obsidian Energy contribution based on 2021E production of 25,000 boe/d divided by combined 36,000 boe/d.

(2) Pro Forma Company assumes annual synergies outlined earlier in this presentation.

(3) Based on balance sheet and shares outstanding per company financials as at 6/30/2020. Based on OBE closing share price of $0.57/share as at 9/4/2020.

14

Public Trading Comparables

OBSIDIAN ENERGY

Bonterra trades at an unsustainable premium to relevant comparables across all metrics

	Capitalization			Based on FactSet Median Consensus Estimates As at September 4, 2020			
Company Name	Share Price (9/4/2020)	Market Cap	Enterprise Value	EV / 2020E EBITDA	EV / 2021E EBITDA	EV / 2020E Production	EV / 2021E Production
Baytex	$0.64	$365	$2,256	5.3x	4.9x	$28,190	$29,810
Cardinal	$0.53	$60	$282	5.5x	3.8x	$15,284	$15,158
Crescent Point	$2.09	$1,117	$3,503	3.8x	4.7x	$29,076	$31,276
Gear	$0.18	$39	$118	3.5x	4.5x	$22,630	$22,193
Surge	$0.28	$96	$444	5.4x	5.0x	$24,683	$26,016
TORC	$1.64	$379	$752	6.2x	4.4x	$29,082	$29,960
Tamarack Valley	$0.83	$193	$415	3.2x	3.1x	$19,530	$19,568
Vermilion	$4.64	$761	$2,965	5.4x	4.3x	$30,762	$31,577
Whitecap	$2.58	$1,070	$2,392	5.2x	4.7x	$35,704	$29,173
Yangarra	$0.57	$49	$251	4.8x	3.5x	$23,708	$24,285
Peer Mean				**4.8x**	**4.3x**	**$25,865**	**$25,902**
Peer Median				**5.2x**	**4.4x**	**$26,436**	**$27,594**
Bonterra	$1.35 (1)	$45	$344	6.7x(2)	5.0x(2)	$31,321(2)	$31,253(2)
Obsidian	$0.57 (1)	$42	$538	5.0x(2)	4.6x(2)	$21,462(2)	$23,375(2)
Peer Mean Including BNE and OBE				**5.0x**	**4.4x**	**$25,953**	**$26,137**
Peer Median Including BNE and OBE				**5.2x**	**4.5x**	**$26,436**	**$27,594**

Consensus estimates support a 4.5x EV / 2021 EBITDA multiple

Source: FactSet, Company Filings as at 6/30/2020.
Note: Pricing and estimates as at 9/4/2020.
(1) Obsidian Energy and Bonterra share price as at 9/4/2020.
(2) Obsidian Energy and Bonterra estimates prior to the expression of interest of 8/28/2020.

15

Bonterra Outlook Meaningfully Improved

BDC financing would fail to structurally improve Bonterra; a transaction with Obsidian Energy creates a Cardium Champion with improved metrics

Bonterra Standalone vs. Pro Forma Company Outlook at US$50 WTI/bbl (1)



Bonterra Standalone
Bonterra w/ BDC
Pro Forma
Production per Debt Adjusted Share(2)
>1.7x Increase for Bonterra Shareholders
(boe/d per MM Shares)
1,000
750
500
250
0
2021
2022
2023
2024



Debt / LTM EBITDA
>1x Debt Multiple Decrease for Bonterra Shareholders
(x)
4.0x
3.0x
2.0x
1.0x
0.0x
2021
2022
2023
2024



Funds Flow per Share(3)
+1.8x Increase for Bonterra Shareholders
($/sh)
$6.00
$4.00
$2.00
$0.00
2021
2022
2023
2024



Implied Year End Equity Value per Share at 4.5x EV/EBITDA(3)(4)
2x to 3x Increase to Projected Bonterra Equity Value per Share
($/sh)
$18.00
$15.00
$12.00
$9.00
$6.00
$3.00
$0.00
2021
2022
2023
2024

(1) Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.
(2) Production per Debt adjusted share based on the year over year change in Net Debt adjusted at the Pro Forma Company equity value per share at 4.5x EV/EBITDA.
(3) Assumes exchange ratio of 2.0x Obsidian Energy shares per Bonterra share.
(4) Pro Forma Company assumes unsecured liability claims arising from Obsidian Energy obligations.

16

Accretive to Bonterra Shareholders

OBSIDIAN ENERGY

The proposed transaction significantly improves the financial position of Bonterra shareholders versus all standalone options

Financial Highlights at US$50 WTI/bbl (1)

Unhedged Funds Flow per Share (Bonterra Perspective)(2)



>120% Increase to Bonterra FFO/Share by 2022E (at US$50 WTI/bbl)
($ per BNE Share)
$1.87
$2.83
$1.94
$2.12
$3.44
$4.15
Bonterra (4)
Pro Forma (4) (Incl. (5) Synergies)
Bonterra
Bonterra w/ BDC
Pro Forma
Pro Forma
$50 WTI
$50 WTI
LTM
2021E
2022E

Senior Debt(3) to LTM Unhedged EBITDA



>45% De-leveraging to Bonterra by 2022E (at US$50 WTI/bbl)
(x)
3.7x
3.0x
3.7x
3.7x
2.6x
2.0x
Bonterra
Pro Forma (Incl. (5) Synergies)
Bonterra
Bonterra w/ BDC
Pro Forma
Pro Forma
$50 WTI
$50 WTI
LTM
2021E
2022E

(1) Pro Forma Company assumes annual synergies outlined earlier in this presentation. Gas pricing for 2021 and 2022 projections assumes C$1.95/MMBtu AECO.
(2) Assumes exchange ratio of 2.0x Obsidian Energy shares per Bonterra share.
(3) Total Debt as at 6/30/2020. LTM EBITDA calculated as 12 months ended 6/30/2020 funds flow excluding financing expenses and realized gains from commodity risk management. Pro Forma Company based on OBE FFO.
(4) Funds Flow based on 12 months ended 6/30/2020 and excluding realized gains from commodity risk management. Pro Forma Company based on OBE FFO.
(5) LTM including synergies reflects forecast year one Opex and G&A / Other synergies.

17

Potential for Meaningful BNE Share Price Increase

OBSIDIAN ENERGY

At 4.5x Enterprise Value / 2021 EBITDA (US$50 WTI/bbl), consistent with peer multiples, Bonterra's common shares would appreciate by ~375% to over $6.40 per share

Pro Forma Company Value Trading Summary - EV/EBITDA Multiple Sensitivity(1)

			YE 2021	YE 2022
	Assumed EV / EBITDA	x	4.5x	4.5x
	Pro Forma Company EBITDA	C$MM	$272	$319
	Illustrative Enterprise Value	C$MM	$1,222	$1,435
	Less: Pro Forma YE Net Debt	C$MM	($773)	($706)
	Illustrative Implied Equity Value	C$MM	$448	$729
	Pro Forma S/O	MM	139.8	139.8
	Illustrative Implied Equity Value per Pro Forma Share	C$/Sh	$3.21	$5.21
	Exchange Ratio	x	2.00x	2.00x
US$50 WTI/bbl	**Illustrative Implied Pro Forma (PF) Equity Value per Bonterra Share**	C$/Sh	$6.41	$10.43
US$50 WTI/bbl	**Implied PF Premium to Bonterra 9/4/2020 Share Price (2)**	%	375%	672%
US$50 WTI/bbl	**Implied PF Premium to Bonterra Standalone Equity Value per Share (3)**	%	231%	239%
US$50 WTI/bbl	**Implied PF Premium to Bonterra w/ BDC Standalone Equity Value per Share (3)**	%	196%	155%

Note: Pro Forma Company forecast year end net debt includes unsecured liability claims arising from Obsidian Energy obligations.
(1) Projections are based on US$50 WTI/bbl and C$1.95/MMBtu AECO price deck.
(2) Based on Bonterra closing price of $1.35/sh, as at 9/4/2020.
(3) Based on Bonterra standalone and Bonterra with BDC forecast equity value per share at stated sensitized multiple and WTI/bbl Price.

18

Regaining Market Relevance

OBSIDIAN ENERGY

Pro Forma Company is poised to deliver a compelling overall investment thesis and to maximize value for all stakeholders of both Bonterra and Obsidian Energy

Why Is This Transaction Compelling For Both Obsidian Energy and Bonterra?		
✓	Cardium Champion: Enhanced Scale + Relevance	✓ Top 20 WCSB oil producer with 35,000 boe/d of oil-weighted production ✓ Ability to deploy combined capital spending towards best-return inventory at Willesden Green ✓ Pro Forma Company is ~2x the size of any other Cardium-focused firm
✓	Significant Accretion to Shareholders of BNE+OBE	✓ At US$50 WTI/bbl and a 4.5x EV/EBITDA multiple, Bonterra's common shares would appreciate by ~375% to ~C$6.40 per share (~$3.20/share OBE) ✓ Under the same assumptions, Bonterra's 2022E shares appreciate by over 670% to ~$10.40 per share (~$5.20/share OBE)
✓	Maintain Strengths: Low Decline + High Netback Light Oil	✓ Pro Forma Company base decline of ~18% ✓ High netbacks of $23/boe 2022E based on US$50 WTI/bbl and C$1.95/MMBtu AECO ✓ Continue success in lowering operating costs and improving capital efficiency
✓	Stable Balance Sheet, Debt Reduction, Improved Access to Capital	✓ Deleveraging for Bonterra (2x Debt/EBITDA by 2022E at US$50 WTI/bbl) ✓ Extend debt maturities with support of lenders ✓ Improved ability to secure new capital to refinance existing bank debt
✓	Meaningful Synergies Drive Equity Appreciation	✓ Synergies from lower G&A and operating costs, improved capital efficiency, aligned decommissioning liability strategy, and lower interest costs over time ✓ Pro Forma Company will have up to $100 million greater free cash flow over the first three years versus the stand-alone entities, creating a clear path to significant equity appreciation

Obsidian Energy remains prepared to immediately engage in prompt discussions with Bonterra to negotiate mutually acceptable definitive agreements to finalize a transaction

19

AppendixAppendix

Successfully Reducing Decommissioning Liability Commentary Demonstrated Reduction in Well Abandonment Costs • Obsidian Energy has delivered a multi-year trend of Wainwright 2019 Cardium 2019 12 Wells 115 Wells decommissioning liability reduction - Q2 2020 $604 50% Decrease in $5.0 $0.8 35% million undiscounted Per-Well Decrease Abandonment Costs Below D11 $4.0 • Obsidian Energy and Bonterra are participants of $0.6 the AER’s Area-Base Closure (ABC) program $3.0 $0.4 • 2020 ABC spend requirements suspended; $2.0 YTD 2020 spend fully creditable to 2021 $0.2 requirements $1.0 • Obsidian Energy and our service providers have $0.0 $0.0 D11 XI Actuals been awarded nearly $12 million of grants and D11 XI Actuals allocation eligibility to date on our 3,492 Historical Reductions in Abandonment Costs – applications within the Alberta Site Rehabilitation Obsidian Energy Undiscounted & Uninflated Program (ASRP) Decommissioning Liability • Shallow decline, long life, high netback, oil-weighted Pembina assets extend ARO requirements over a long time period, stretching far into the future 76% decrease in Obsidian Energy ARO liability since 2015 • Many wells in the Cardium can be reactivated, recompleted, or repurposed for use in reservoir monitoring • Actively engaged with EPAC and the AER to further improve closure regulations and programs Note: D11 refers to Alberta Energy Regulatory Directive 011. Note: XI refers to estimates by XI Technologies. 21 Note: Actuals per Obsidian Energy 2019 ARO activities and spending results. Well Abaondonment Costs ($MM) Well Abandonment Costs ($MM)Successfully Reducing Decommissioning Liability Commentary Demonstrated Reduction in Well Abandonment Costs • Obsidian Energy has delivered a multi-year trend of Wainwright 2019 Cardium 2019 12 Wells 115 Wells decommissioning liability reduction - Q2 2020 $604 50% Decrease in $5.0 $0.8 35% million undiscounted Per-Well Decrease Abandonment Costs Below D11 $4.0 • Obsidian Energy and Bonterra are participants of $0.6 the AER’s Area-Base Closure (ABC) program $3.0 $0.4 • 2020 ABC spend requirements suspended; $2.0 YTD 2020 spend fully creditable to 2021 $0.2 requirements $1.0 • Obsidian Energy and our service providers have $0.0 $0.0 D11 XI Actuals been awarded nearly $12 million of grants and D11 XI Actuals allocation eligibility to date on our 3,492 Historical Reductions in Abandonment Costs – applications within the Alberta Site Rehabilitation Obsidian Energy Undiscounted & Uninflated Program (ASRP) Decommissioning Liability • Shallow decline, long life, high netback, oil-weighted Pembina assets extend ARO requirements over a long time period, stretching far into the future 76% decrease in Obsidian Energy ARO liability since 2015 • Many wells in the Cardium can be reactivated, recompleted, or repurposed for use in reservoir monitoring • Actively engaged with EPAC and the AER to further improve closure regulations and programs Note: D11 refers to Alberta Energy Regulatory Directive 011. Note: XI refers to estimates by XI Technologies. 21 Note: Actuals per Obsidian Energy 2019 ARO activities and spending results. Well Abaondonment Costs ($MM) Well Abandonment Costs ($MM)

Pro Forma Company Capitalization and Ownership

OBSIDIAN ENERGY

The transaction results in Bonterra shareholders owning approximately 48% of the Pro Forma Company

Capitalization and Ownership

		Obsidian	Bonterra	Pro Forma
Bank Debt	$MM	$420	$278	$698
Senior Secured Notes	$MM	$65	$0	$65
Due to Related Party	$MM	$0	$12	$12
Subordinated Promissory Note	$MM	$0	$8	$8
Total Debt	**$MM**	**$485**	**$297**	**$782**
Basic Common Shares O/S	MM	73	33	
Exchange Ratio	x		2.00x	
Pro Forma Common Shares O/S	MM	73	67	140
Pro Forma Equity Ownership	**%**	**52%**	**48%**	

Source: Company Filings as at 6/30/2020.
Note: Balance sheet and shares outstanding data per company financials as at 6/30/2020.
Note: Assumes exchange ratio of 2.0x.

22

Illustrative Business Model Outlook
US$45 WTI/bbl

OBSIDIAN ENERGY

Pro Forma Company Outlook at US$45 WTI/bbl(1)

Production



Oil and Liquids
Natural Gas
40,000
30,000
20,000
10,000
0
(boe/d)
2021
2022
2023
2024

Cash Flow and Capital Expenditures



Cash Flow
Capex
$300
$250
$200
$150
$100
$50
$0
($MM)
2021
2022
2023
2024

Net Debt and Leverage



Net Debt (LHS)
Ending Net Debt / LTM EBITDA (RHS)
$800
$700
$600
$500
$400
$300
$200
$100
$0
($MM)
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
(x)
2021
2022
2023
2024

Free Cash Flow Available for Debt Repay



Free Cash Flow
Cumulative Free Cash Flow
$75
$50
$25
$0
($25)
($MM)
2021
2022
2023
2024

(1) Projections are based on US$45 WTI/bbl and C$2.50/MMBtu AECO price deck.

23

Bonterra Outlook Meaningfully Improved at US$45 WTI/bbl

OBSIDIAN ENERGY

Bonterra Standalone
Bonterra w/ BDC
Pro Forma

Bonterra Standalone vs. Pro Forma Company Outlook at US$45 WTI/bbl(1)

Production per Debt Adjusted Share(2)



>3.4x Increase for
Bonterra Shareholders
(boe/d per MM Shares)
800
700
600
500
400
300
200
100
0
2021
2022
2023
2024

Debt / LTM EBITDA



>0.6x Debt Multiple Decrease
for Bonterra Shareholders
(x)
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
2021
2022
2023
2024

Funds Flow per Share(3)



+1.8x Increase
for Bonterra Shareholders
($/sh)
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
2021
2022
2023
2024

Implied Year End Equity Value per Share at 5.0x EV/EBITDA(3)(4)



3x to 5x Increase to Projected
Bonterra Equity Value per Share
($/sh)
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
2021
2022
2023
2024

(1) Projections are based on US$45 WTI/bbl and C$2.50/MMBtu AECO price deck.
(2) Production per Debt adjusted share based on the year over year change in Net Debt adjusted at the Pro Forma Company equity value per share at 5.0x EV/EBITDA.
(3) Assumes exchange ratio of 2.0x.
(4) Pro Forma Company assumes unsecured liability claims arising from Obsidian Energy obligations.

24

Illustrative Business Model Outlook US$55 WTI/bbl

Pro Forma Company Outlook at US$55 WTI/bbl[1]

Production



Oil and Liquids
Natural Gas
(boe/d)
40,000
30,000
20,000
10,000
0
2021
2022
2023
2024

Cash Flow and Capital Expenditures



Cash Flow
Capex
($MM)
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2021
2022
2023
2024

Net Debt and Leverage



Net Debt (LHS)
Ending Net Debt / LTM EBITDA (RHS)
($MM)
$800
$700
$600
$500
$400
$300
$200
$100
$0
(x)
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
2021
2022
2023
2024

Free Cash Flow Available for Debt Repay



Free Cash Flow
Cumulative Free Cash Flow
($MM)
$600
$450
$300
$150
$0
2021
2022
2023
2024

(1) Projections are based on US$55 WTI/bbl and C$1.95/MMBtu AECO price deck.

25

Bonterra Outlook Meaningfully Improved at US$55 WTI/bbl

OBSIDIAN ENERGY

- Bonterra Standalone
- Bonterra w/ BDC
- Pro Forma

Bonterra Standalone vs. Pro Forma Company Outlook at US$55 WTI/bbl(1)

Production per Debt Adjusted Share(2)



>1x Increase for Bonterra Shareholders
(boe/d per MM Shares)
900
800
700
600
500
400
300
200
100
0
2021
2022
2023
2024

Debt / LTM EBITDA



3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
(x)
>0.5x Debt Multiple Decrease for Bonterra Shareholders
2021
2022
2023
2024

Funds Flow per Share(3)



$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
($/sh)
+1.7x Increase for Bonterra Shareholders
2021
2022
2023
2024

Implied Year End Equity Value per Share at 4.5x EV/EBITDA(3)(4)



$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
($/sh)
2x Increase to Projected Bonterra Equity Value per Share
2021
2022
2023
2024

(1) Projections are based on US$55 WTI/bbl and C$1.95/MMBtu AECO price deck.
(2) Production per Debt adjusted share based on the year over year change in Net Debt adjusted at the Pro Forma Company equity value per share at 4.5x EV/EBITDA.
(3) Assumes exchange ratio of 2.0x.
(4) Pro Forma Company assumes unsecured liability claims arising from Obsidian Energy obligations.

26

Potential for Meaningful BNE Share Price Increase

OBSIDIAN ENERGY

Pro Forma Company Equity Value Trading Summary - EV/EBITDA Multiple Sensitivity[1]

			Pro Forma Trading Summary - EV / EBITDA Multiple and Commodity Price Sensitivity					
			YE 2021			YE 2022		
	Assumed EV / EBITDA	x	4.0x	4.5x	5.0x	4.0x	4.5x	5.0x
US$50 WTI/bbl	Illustrative Implied Pro Forma (PF) Equity Value per Bonterra Share	C$/Sh	$4.47	$6.41	$8.36	$8.14	$10.43	$12.71
	Implied PF Premium to Bonterra 9/4/2020 Share Price [2]	%	231%	375%	519%	503%	672%	841%
	Implied PF Premium to Bonterra Standalone Equity Value per Share [3]	%	511%	231%	166%	363%	239%	189%
	Implied PF Premium to Bonterra w/ BDC Standalone Equity Value per Share [3]	%	428%	196%	140%	218%	155%	126%
US$55 WTI/bbl	Illustrative Implied Pro Forma (PF) Equity Value per Bonterra Share	C$/Sh	$8.52	$10.87	$13.21	$13.44	$16.16	$18.88
	Implied PF Premium to Bonterra 9/4/2020 Share Price [2]	%	531%	705%	879%	895%	1097%	1299%
	Implied PF Premium to Bonterra Standalone Equity Value per Share [3]	%	159%	129%	113%	170%	146%	132%
	Implied PF Premium to Bonterra w/ BDC Standalone Equity Value per Share [3]	%	136%	109%	94%	116%	101%	91%
US$45 WTI/bbl	Illustrative Implied Pro Forma (PF) Equity Value per Bonterra Share	C$/Sh	$1.44	$3.08	$4.72	$4.11	$6.05	$8.00
	Implied PF Premium to Bonterra 9/4/2020 Share Price [2]	%	7%	128%	250%	204%	348%	492%
	Implied PF Premium to Bonterra Standalone Equity Value per Share [3]	%	No Value	No Value	500%	No Value	1447%	430%
	Implied PF Premium to Bonterra w/ BDC Standalone Equity Value per Share [3]	%	No Value	No Value	420%	No Value	507%	250%

Note: Pro Forma Company forecast year end Net Debt includes unsecured liability claims arising from Obsidian Energy obligations.
(1) Projections are based on: in US$45 WTI/bbl case, C$2.50/MMBtu AECO; in US$50 WTI/bbl case, C$1.95/MMBtu AECO; in US$55 WTI/bbl case, C$1.95/MMBtu AECO.
(2) Based on Bonterra closing price of $1.35/sh, as at 9/4/2020.
(3) Based on Bonterra standalone and Bonterra with BDC forecast equity value per share at stated sensitized multiple and US$ WTI/bbl Price.

27

End NotesEnd Notes

End Notes Slide 3: Obsidian Energy Corporate Overview Slide 14: Financial and Operational Metrics Contribution Market Capitalization and Enterprise Value was determined at the close of business on September 4th, Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public 2020. Net Debt and Common Shares Outstanding is based on Q2 2020 financials. Tax Pools are based information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding on YE19 financials. available to accelerate capital expenditures relative to the Bonterra standalone case Pro Forma Forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and Reserves (2P), RLI, is based on 2P, PDP Decline are as disclosed in our press release dated February C$1.95/MMBtu AECO 6, 2020, titled “Obsidian Energy Releases 2019 Reserves Results” (the “Release”). LTM statistics as reported by each company for the 12 months ended 6/30/2020 Market cap based on closing share price as at September 4, 2020 and shares outstanding as at Mid-points of guidance: 6/30/2020 Second half of 2020: 10,840 bbl/d light oil, 2,995 bbl/d heavy oil, 2,000 bbl/d NGLs and 50.5 mmcf/d natural gas Slide 15: Public Trading Comparables: Full year 2020: 11,680 bbl/d light oil, 2,885 bbl/d heavy oil, 2,135 bbl/d NGLs and 51.3 mmcf/d natural Market cap based on closing share price as at September 4, 2020 and shares outstanding as at gas 6/30/2020 EV based on market cap and Net Debt as at 6/30/2020 Slide 5: Transaction Considerations Consensus estimates per FactSet and based on median of all brokers as at September 4, 2020. Breakeven WTI price defined as US$/bbl WTI price required to fund sustaining capital to maintain flat Estimates for Obsidian Energy and Bonterra based on median of all brokers as at August 28, 2020 production within cash flow on an exit to exit basis WTI breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS Slide 16: Bonterra Outlook Meaningfully Improved differentials, US$1.00/MMbtu AECO differentials and 1.36x CAD/USD FX Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Slide 6: The Cardium Champion– At a Glance available to accelerate capital expenditures relative to the Bonterra standalone case. Reserves (2P), RLI, is based on 2P, PDP Decline are as disclosed in the Release Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and C$1.95/MMBtu AECO Slide 7: Obsidian Energy Strategic Priorities Cardium production is A&D adjusted. Liquids include oil, condensate and propane Slide 17: Accretive to Bonterra Shareholders Cash costs shown as disclosed by Obsidian Energy for full year 2018, full year 2019 and 6 months Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public ended 6/30/2020. Includes net G&A per boe, operating costs per boe and transportation costs per boe information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding available to accelerate capital expenditures relative to the Bonterra standalone case Slide 8: Demonstrated Strong Track Record Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and Peer group includes BNE, CJ, IPO, OBE, SGY, TOG, TVE, WCP C$1.95/MMBtu AECO Change in cash costs represents the change in total opex per boe, transportation costs per boe and net LTM metrics based on BNE and OBE reported funds flow from operations and inclusive of “year one” G&A per boe from the 3 months ended 6/30/2019 to the 3 months ended 6/30/2020 opex and G&A/other synergies. Pro Forma metrics assume an exchange ratio of 2.0x H1 2020 operating netback defined as corporate operating netback, inclusive of hedging gains and losses, for each respective peer as disclosed for the 6 months ended 6/30/2020 Slide 18: Potential for Meaningful BNE Share Price Increase Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public Slide 9: Potential to Realize Meaningful Synergies information at US$50 WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Synergies reflected assume reductions from each company’s standalone outlook in Pro Forma capital available to accelerate capital expenditures relative to the Bonterra standalone case expenditures, operating costs and G&A / other costs Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and FCF from optimized development reflects the increase in FCF expected, relative to the combined C$1.95/MMBtu AECO standalone outlook of each company, from the pro forma development plan and cost structure. Year one expected to be 2021. Over Three years expected to be 2021, 2022 and 2023 Slides 23– 26: Price sensitivities as per the model shown in slides 13 and 16. The price sensitivities are US$45/bbl Slide 10: Significantly Improved Financial Resilience WTI and C$2.50/MMBtu AECO (slides 23 and 24) and US$55/bbl WTI and C$1.95/MMBtu AECO Breakeven WTI price defined as US$/bbl WTI price required to fund sustaining capital to maintain flat (slides 25 and 26). production within cash flow on an exit to exit basis WTI breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS Slide 27: Potential for meaningful BNE share price increase differentials, US$1.00/MMbtu AECO differentials and 1.36x CAD/USD FX Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Slide 11: High Grade Development to Top Assets available to accelerate capital expenditures relative to the Bonterra standalone case Economic inventory refers to inventory that generates a 20% before tax IRR on a half cycle basis at Pro Forma Forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and US$50/bbl WTI and C$1.95/MMBtu AECO C$1.95/MMBtu AECO or US$55 WTI and C$1.95/MMBtu AECO or US$45 WTI and C$2.50/MMBtu Based on Obsidian combination model - OBE Other refers to Esther Viking, PROP, Mannville and AECO other assets apart from the Cardium 29End Notes Slide 3: Obsidian Energy Corporate Overview Slide 14: Financial and Operational Metrics Contribution Market Capitalization and Enterprise Value was determined at the close of business on September 4th, Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public 2020. Net Debt and Common Shares Outstanding is based on Q2 2020 financials. Tax Pools are based information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding on YE19 financials. available to accelerate capital expenditures relative to the Bonterra standalone case Pro Forma Forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and Reserves (2P), RLI, is based on 2P, PDP Decline are as disclosed in our press release dated February C$1.95/MMBtu AECO 6, 2020, titled “Obsidian Energy Releases 2019 Reserves Results” (the “Release”). LTM statistics as reported by each company for the 12 months ended 6/30/2020 Market cap based on closing share price as at September 4, 2020 and shares outstanding as at Mid-points of guidance: 6/30/2020 Second half of 2020: 10,840 bbl/d light oil, 2,995 bbl/d heavy oil, 2,000 bbl/d NGLs and 50.5 mmcf/d natural gas Slide 15: Public Trading Comparables: Full year 2020: 11,680 bbl/d light oil, 2,885 bbl/d heavy oil, 2,135 bbl/d NGLs and 51.3 mmcf/d natural Market cap based on closing share price as at September 4, 2020 and shares outstanding as at gas 6/30/2020 EV based on market cap and Net Debt as at 6/30/2020 Slide 5: Transaction Considerations Consensus estimates per FactSet and based on median of all brokers as at September 4, 2020. Breakeven WTI price defined as US$/bbl WTI price required to fund sustaining capital to maintain flat Estimates for Obsidian Energy and Bonterra based on median of all brokers as at August 28, 2020 production within cash flow on an exit to exit basis WTI breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS Slide 16: Bonterra Outlook Meaningfully Improved differentials, US$1.00/MMbtu AECO differentials and 1.36x CAD/USD FX Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Slide 6: The Cardium Champion– At a Glance available to accelerate capital expenditures relative to the Bonterra standalone case. Reserves (2P), RLI, is based on 2P, PDP Decline are as disclosed in the Release Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and C$1.95/MMBtu AECO Slide 7: Obsidian Energy Strategic Priorities Cardium production is A&D adjusted. Liquids include oil, condensate and propane Slide 17: Accretive to Bonterra Shareholders Cash costs shown as disclosed by Obsidian Energy for full year 2018, full year 2019 and 6 months Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public ended 6/30/2020. Includes net G&A per boe, operating costs per boe and transportation costs per boe information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding available to accelerate capital expenditures relative to the Bonterra standalone case Slide 8: Demonstrated Strong Track Record Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and Peer group includes BNE, CJ, IPO, OBE, SGY, TOG, TVE, WCP C$1.95/MMBtu AECO Change in cash costs represents the change in total opex per boe, transportation costs per boe and net LTM metrics based on BNE and OBE reported funds flow from operations and inclusive of “year one” G&A per boe from the 3 months ended 6/30/2019 to the 3 months ended 6/30/2020 opex and G&A/other synergies. Pro Forma metrics assume an exchange ratio of 2.0x H1 2020 operating netback defined as corporate operating netback, inclusive of hedging gains and losses, for each respective peer as disclosed for the 6 months ended 6/30/2020 Slide 18: Potential for Meaningful BNE Share Price Increase Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public Slide 9: Potential to Realize Meaningful Synergies information at US$50 WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Synergies reflected assume reductions from each company’s standalone outlook in Pro Forma capital available to accelerate capital expenditures relative to the Bonterra standalone case expenditures, operating costs and G&A / other costs Pro Forma forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and FCF from optimized development reflects the increase in FCF expected, relative to the combined C$1.95/MMBtu AECO standalone outlook of each company, from the pro forma development plan and cost structure. Year one expected to be 2021. Over Three years expected to be 2021, 2022 and 2023 Slides 23– 26: Price sensitivities as per the model shown in slides 13 and 16. The price sensitivities are US$45/bbl Slide 10: Significantly Improved Financial Resilience WTI and C$2.50/MMBtu AECO (slides 23 and 24) and US$55/bbl WTI and C$1.95/MMBtu AECO Breakeven WTI price defined as US$/bbl WTI price required to fund sustaining capital to maintain flat (slides 25 and 26). production within cash flow on an exit to exit basis WTI breakeven forecast assumes US$4.00/bbl Edmonton Par differentials, US$14.00/bbl WCS Slide 27: Potential for meaningful BNE share price increase differentials, US$1.00/MMbtu AECO differentials and 1.36x CAD/USD FX Bonterra forecast based on Obsidian Energy evaluation and forecast of Bonterra based on public information at US$50/bbl WTI and C$1.95/MMBtu AECO; Bonterra w/ BDC assumes additional funding Slide 11: High Grade Development to Top Assets available to accelerate capital expenditures relative to the Bonterra standalone case Economic inventory refers to inventory that generates a 20% before tax IRR on a half cycle basis at Pro Forma Forecast based on Obsidian Energy illustrative combination model at US$50/bbl WTI and US$50/bbl WTI and C$1.95/MMBtu AECO C$1.95/MMBtu AECO or US$55 WTI and C$1.95/MMBtu AECO or US$45 WTI and C$2.50/MMBtu Based on Obsidian combination model - OBE Other refers to Esther Viking, PROP, Mannville and AECO other assets apart from the Cardium 29

Details on Intention to Make an Offer Other than in certain circumstances described below, Obsidian Energy intends to commence the Offer as soon as practicable. Once the Offer is formally launched, it will be open for acceptance by Bonterra shareholders for 105 days, unless the Offer is extended, accelerated or withdrawn, in each case, in accordance with applicable law. The Offer will be subject to certain conditions, including: (i) that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis); (ii) receipt of all governmental, regulatory and stock exchange approvals, including pursuant to the Competition Act (Canada) and the approval of the TSX, that Obsidian Energy considers necessary or desirable in connection with the Offer; (iii) there being no legal prohibition against Obsidian Energy making the Offer or taking up and paying for the Bonterra Shares; (iv) Bonterra not having adopted or implemented a shareholder rights plan, disposed of any material assets, incurred any material debts (including pursuant to its announced prospective term facility with the BDC under its Business Credit Availability Program), implemented any changes in its capital structure or otherwise implemented or attempted to implement a defensive tactic; (v) no material adverse change having occurred in the business, affairs, prospects or assets of Bonterra, including the commencement of proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada); (vi) no litigation or regulatory order that may hamper the carrying out of the Offer or any second step transaction in connection with the Offer; (vii) Obsidian Energy shareholders approving, as required by the rules of the TSX, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer; (viii) Obsidian Energy being provided with access to all non-public information regarding Bonterra that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, Bonterra in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render Obsidian Energy unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (ix) Obsidian Energy not becoming aware of Bonterra having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (x) having received all third party consents or approvals that Obsidian Energy considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under Bonterra’s revolving credit facility and, as applicable, lenders under Bonterra’s subordinated notes to private related party investors or any other similar agreement or instrument; and (xi) the statutory minimum tender and other conditions set out in National Instrument 62-104 Take-Over Bids and Issuer Bids (which cannot be waived); and (xii) other customary conditions. Readers are cautioned that Obsidian Energy may determine not to make the Offer if: (i) Bonterra implements or attempts to implement defensive tactics in relation to the Offer, (ii) Obsidian Energy uncovers or otherwise identifies information suggesting that the business, affairs, prospects or assets of Bonterra have been impaired or uncovers or otherwise identifies other undisclosed material adverse information concerning Bonterra; (iii) Bonterra determines to engage with Obsidian Energy to negotiate the terms of a combination transaction and Bonterra and Obsidian Energy determine to undertake that transaction utilizing a structure other than a bid such as a plan of arrangement; or (iv) a material adverse change has occurred in the business, affairs, prospects or assets of Bonterra prior to commencement of the Offer. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release. 30Details on Intention to Make an Offer Other than in certain circumstances described below, Obsidian Energy intends to commence the Offer as soon as practicable. Once the Offer is formally launched, it will be open for acceptance by Bonterra shareholders for 105 days, unless the Offer is extended, accelerated or withdrawn, in each case, in accordance with applicable law. The Offer will be subject to certain conditions, including: (i) that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent at least 66 2/3% of the then outstanding Bonterra Shares (on a fully-diluted basis); (ii) receipt of all governmental, regulatory and stock exchange approvals, including pursuant to the Competition Act (Canada) and the approval of the TSX, that Obsidian Energy considers necessary or desirable in connection with the Offer; (iii) there being no legal prohibition against Obsidian Energy making the Offer or taking up and paying for the Bonterra Shares; (iv) Bonterra not having adopted or implemented a shareholder rights plan, disposed of any material assets, incurred any material debts (including pursuant to its announced prospective term facility with the BDC under its Business Credit Availability Program), implemented any changes in its capital structure or otherwise implemented or attempted to implement a defensive tactic; (v) no material adverse change having occurred in the business, affairs, prospects or assets of Bonterra, including the commencement of proceedings under the Companies’ Creditors Arrangement Act (Canada) or the Bankruptcy and Insolvency Act (Canada); (vi) no litigation or regulatory order that may hamper the carrying out of the Offer or any second step transaction in connection with the Offer; (vii) Obsidian Energy shareholders approving, as required by the rules of the TSX, the issuance of the Obsidian Shares to be distributed by Obsidian Energy in connection with the Offer; (viii) Obsidian Energy being provided with access to all non-public information regarding Bonterra that has been made available to any potential acquiror or, in any case, which a potential acquiror would reasonably require to be given, provided or have made available to it, in each case since June 30, 2020 for the purpose of considering or seeking information to consider an acquisition of, or business combination with, Bonterra in each case on substantially the same terms and conditions as have been or would reasonably be imposed on a potential acquiror, other than any term or condition that would be inconsistent with or would render Obsidian Energy unable to make the Offer, to take-up and pay under the Offer or complete any second step transaction; (ix) Obsidian Energy not becoming aware of Bonterra having made any untrue statement of a material fact or omitting to state a material fact that is required to be made to any securities regulatory authority; (x) having received all third party consents or approvals that Obsidian Energy considers necessary or desirable in connection with the Offer, including without limitation all necessary consents to the Offer, or waivers required as a result of the consummation of the Offer, from the lenders under Bonterra’s revolving credit facility and, as applicable, lenders under Bonterra’s subordinated notes to private related party investors or any other similar agreement or instrument; and (xi) the statutory minimum tender and other conditions set out in National Instrument 62-104 Take-Over Bids and Issuer Bids (which cannot be waived); and (xii) other customary conditions. Readers are cautioned that Obsidian Energy may determine not to make the Offer if: (i) Bonterra implements or attempts to implement defensive tactics in relation to the Offer, (ii) Obsidian Energy uncovers or otherwise identifies information suggesting that the business, affairs, prospects or assets of Bonterra have been impaired or uncovers or otherwise identifies other undisclosed material adverse information concerning Bonterra; (iii) Bonterra determines to engage with Obsidian Energy to negotiate the terms of a combination transaction and Bonterra and Obsidian Energy determine to undertake that transaction utilizing a structure other than a bid such as a plan of arrangement; or (iv) a material adverse change has occurred in the business, affairs, prospects or assets of Bonterra prior to commencement of the Offer. Accordingly, there can be no assurance that the Offer will be made or that the final terms of the Offer will be as set out in this news release. 30

Definitions and Industry Terms

OBSIDIAN ENERGY

PDP means proved developed producing reserves as per Oil and Gas Disclosures Advisory

1P means proved reserves as per Oil and Gas Disclosures Advisory

2P means proved plus probable reserves as per Oil and Gas Disclosures Advisory

ABC means area based closure program initiative from the AER

A&D means oil and natural gas property acquisitions and divestitures

AECO means Alberta Energy Company

AER means Alberta Energy Regulator

ARO means Asset Retirement Obligation

Avg means Average

bbl and bbl/d means barrels of oil and barrels of oil per day, respectively

BDC means Business Development Bank of Canada

Bonterra or BNE means Bonterra Energy Corp

boe, boe/d means barrels of oil equivalent and barrels of oil equivalent per day, respectively

BT IRR means Before Tax Internal Rate of Return

Btu means British Thermal Units

CAD means Canadian Dollar

Capital Expenditures & Capex includes all direct costs related to our operated and non-operated development programs including drilling, completions, tie-in, development of and expansions to existing facilities and major infrastructure, optimization and EOR activities

CEO means Chief Executive Officer

CFO means Chief Financial Officer

Company or Obsidian Energy or OBE means Obsidian Energy Ltd; as applicable

DCE&T means drilling, completion, equip and tie-in

Decommissioning means decommissioning expenditures

EOR means enhance oil recovery

EPAC means Explorers and Producers Association of Canada

EUR means estimated ultimate recovery

F&D means finding and development costs

FCF or Free Cash Flow, which is Funds Flow from Operations less Total Capital Expenditures

FX means foreign exchange rate, in our case typically refers to C$ to US$ exchange rates

FFO means funds flow from operations, detailed in the Non-GAAP measure advisory

FY means fiscal year

GJ means gigajoules

G&A means general and administrative expenses

GOR means gas oil ratio

H1 means first half of the year

H2 means second half of the year

IP means initial production, which is the average production over a specified number of days

IRR means Internal Rate of Return which is the interest rate at which the NPV equals zero

LHS means Left Hand Side

Liquids means crude oil and NGLs

M or k means thousands

MM means millions

Mboe means thousand barrels oil equivalent

MMboe means million barrels oil equivalent

N, S, E, W means the North, South, East, West or in any combination

Netback means the summary of all costs associated with bringing one unit of oil to the marketplace and the revenues from the sale of all products generated from that same unit and is expressed as a gross profit per barrel

NGL means natural gas liquids which includes hydrocarbon not marketed as natural gas (methane) or various classes of oil

NPV means net present value, before tax discounted at 10 percent

Opex means operating costs

Opti means optimization projects

Payout means the time it takes to cover the return of your initial cash outlay

PROP and Peace River means Peace River Oil Partnership

Release means our a press release dated February 6, 2020

Recycle Ratio means Netback divided by F&D

RHS means Right Hand Side

RLI means Reserve Life Index

SEC means U.S. Securities and Exchange Commission

SVP means Senior Vice President

Spud means the process of beginning to drill a well

USD means United States Dollar

VP means Vice President

WCS means Western Canadian Select

WCSB means western Canadian sedimentary basin

WI means working interest

WTI means West Texas Intermediate

YE means year end

YTD means year to date

31

Non-GAAP Measures Advisory In this presentation, we refer to certain financial measures that are not determined in accordance with IFRS. These measures as presented do not have any standardized meaning prescribed by IFRS and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with IFRS, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with IFRS as an indication of our performance. These measures include the following: EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net Debt in regard to Obsidian Energy, it is the amount of long-term debt, comprised of long-term notes and bank debt, plus net working capital (surplus)/deficit. Net Debt is a measure of leverage and liquidity Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt. Cash cost is sum of operating costs, transport costs and G&A on a $/boe basis. Production per Debt Adjusted Share is based on the year over year change in net debt adjusted at the Pro Forma Company equity value per share at 4.5x EV/EBITDA. Enterprise Value is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents. Funds Flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs. Cash Flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning liabilities. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Unlevered Free Cash Flow is the free cash flow before taking interest payments into account. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Notice to Shareholders in the United States The financial information presented herein has been prepared in accordance with Canadian GAAP and is subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies presented in accordance with U.S. GAAP. 32Non-GAAP Measures Advisory In this presentation, we refer to certain financial measures that are not determined in accordance with IFRS. These measures as presented do not have any standardized meaning prescribed by IFRS and therefore they may not be comparable with calculations of similar measures for other companies. We believe that, in conjunction with results presented in accordance with IFRS, these measures assist in providing a more complete understanding of certain aspects of our results of operations and financial performance. You are cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with IFRS as an indication of our performance. These measures include the following: EBITDA is net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net Debt in regard to Obsidian Energy, it is the amount of long-term debt, comprised of long-term notes and bank debt, plus net working capital (surplus)/deficit. Net Debt is a measure of leverage and liquidity Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt. Cash cost is sum of operating costs, transport costs and G&A on a $/boe basis. Production per Debt Adjusted Share is based on the year over year change in net debt adjusted at the Pro Forma Company equity value per share at 4.5x EV/EBITDA. Enterprise Value is a measure of total value of the applicable company calculated by aggregating the market value of its common shares at a specific date, adding its total Debt and subtracting its cash and cash and cash equivalents. Funds Flow from Operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the combined entity’s ability to fund planned capital programs. Cash Flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning liabilities. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Unlevered Free Cash Flow is the free cash flow before taking interest payments into account. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Notice to Shareholders in the United States The financial information presented herein has been prepared in accordance with Canadian GAAP and is subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies presented in accordance with U.S. GAAP. 32

Oil and Gas Information Advisory Barrels of oil equivalent ( boe ) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Inventory Drilling location inventory counts are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section and well length based on industry practice and internal review. A portion of these inventory locations may have attributed reserves or resources. Inventory locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all inventory drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the inventory drilling locations have been derisked by drilling existing wells in relative close proximity to such inventory drilling locations, other inventory drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production. 33Oil and Gas Information Advisory Barrels of oil equivalent ( boe ) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Inventory Drilling location inventory counts are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section and well length based on industry practice and internal review. A portion of these inventory locations may have attributed reserves or resources. Inventory locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all inventory drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the inventory drilling locations have been derisked by drilling existing wells in relative close proximity to such inventory drilling locations, other inventory drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production. 33

Reserves Disclosure and Definitions Unless otherwise noted, any reference to Obsidian Energy reserves in this presentation are based on the report ( Sproule Report ) prepared by Sproule Associates Limited dated February 3, 2020 where they evaluated one hundred percent of the crude oil, natural gas and natural gas liquids reserves of Obsidian Energy and the net present value of future net revenue attributable to those reserves effective as at December 31, 2019. For further information regarding the Sproule Report, see our Release. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. Production and Reserves The use of the word gross in this presentation (i) in relation to our interest in production and reserves, means our working interest (operating or non-operating) share before deduction of royalties and without including our royalty interests, (ii) in relation to wells, means the total number of wells in which we have an interest, and (iii) in relation to properties, means the total area of properties in which we have an interest. The use of the word net in this presentation (i) in relation to our interest in production and reserves, means our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests, (ii) in relation to our interest in wells, means the number of wells obtained by aggregating our working interest in each of our gross wells, and (iii) in relation to our interest in a property, means the total area in which we have an interest multiplied by the working interest owned by us. Unless otherwise stated, per-well production volumes and reserves estimates in this presentation are stated on a gross basis, while corporate-level volumes and reserves estimates are shown on a net basis. All references to well counts are gross, unless otherwise indicated. Reserve Definitions Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories: Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non- producing. Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty. Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned. 34Reserves Disclosure and Definitions Unless otherwise noted, any reference to Obsidian Energy reserves in this presentation are based on the report ( Sproule Report ) prepared by Sproule Associates Limited dated February 3, 2020 where they evaluated one hundred percent of the crude oil, natural gas and natural gas liquids reserves of Obsidian Energy and the net present value of future net revenue attributable to those reserves effective as at December 31, 2019. For further information regarding the Sproule Report, see our Release. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein. The estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. Production and Reserves The use of the word gross in this presentation (i) in relation to our interest in production and reserves, means our working interest (operating or non-operating) share before deduction of royalties and without including our royalty interests, (ii) in relation to wells, means the total number of wells in which we have an interest, and (iii) in relation to properties, means the total area of properties in which we have an interest. The use of the word net in this presentation (i) in relation to our interest in production and reserves, means our working interest (operating or non-operating) share after deduction of royalty obligations, plus our royalty interests, (ii) in relation to our interest in wells, means the number of wells obtained by aggregating our working interest in each of our gross wells, and (iii) in relation to our interest in a property, means the total area in which we have an interest multiplied by the working interest owned by us. Unless otherwise stated, per-well production volumes and reserves estimates in this presentation are stated on a gross basis, while corporate-level volumes and reserves estimates are shown on a net basis. All references to well counts are gross, unless otherwise indicated. Reserve Definitions Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates. proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves. probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. Each of the reserves categories (proved and probable) may be divided into developed and undeveloped categories: Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non- producing. Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty. Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown. Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable) to which they are assigned. 34

Reserves Disclosure and Definitions - Continued Notice to Shareholders in the United States Reserve information included in this presentation has been prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by Securities Regulatory Authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian Securities Regulatory Authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation are prepared in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves and resources estimates in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. 35Reserves Disclosure and Definitions - Continued Notice to Shareholders in the United States Reserve information included in this presentation has been prepared in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by Securities Regulatory Authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian Securities Regulatory Authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in this presentation are prepared in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves and resources estimates in this presentation that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC. 35

Forward-Looking Information Advisory Certain statements contained in this presentation constitute forward-looking statements or information (collectively forward-looking statements). Forward-looking statements are typically identified by words such as anticipate , continue , estimate , expect , forecast , budget , may , will , project , could , plan , intend , should , believe , outlook , objective , aim , potential , target and similar words suggesting future events or future performance. In addition, statements relating to reserves or resources are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the intention to make the Offer, the terms and exchange ratio of the Offer and the timing for the commencement of the Offer, the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion and equity appreciation, production levels and WTI break-even price expectations for each of the entities on a stand-alone basis; the terms and exchange ratio of the proposed combination between Obsidian Energy and Bonterra; that the Offer is the better option compared to adding more debt to an already over-levered balance sheet for Bonterra shareholders; the ascribed share price market trading multiple to the combined entity and the resulting benefit to Obsidian Energy and Bonterra shareholders; that the Pro Forma Company would be positioned for future accretive bolt-on acquisitions; and the conditions that the Offer will be subject to and possible reasons that the Offer would not be made. With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the combined entity’s shares will trade at a multiple comparable to peers; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities. Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.com. Further details on assumptions can also be found in the End Notes section of this presentation. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document (September 8, 2020). Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. 36Forward-Looking Information Advisory Certain statements contained in this presentation constitute forward-looking statements or information (collectively forward-looking statements). Forward-looking statements are typically identified by words such as anticipate , continue , estimate , expect , forecast , budget , may , will , project , could , plan , intend , should , believe , outlook , objective , aim , potential , target and similar words suggesting future events or future performance. In addition, statements relating to reserves or resources are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the intention to make the Offer, the terms and exchange ratio of the Offer and the timing for the commencement of the Offer, the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra, including as to expected cost synergies, accretion and equity appreciation, production levels and WTI break-even price expectations for each of the entities on a stand-alone basis; the terms and exchange ratio of the proposed combination between Obsidian Energy and Bonterra; that the Offer is the better option compared to adding more debt to an already over-levered balance sheet for Bonterra shareholders; the ascribed share price market trading multiple to the combined entity and the resulting benefit to Obsidian Energy and Bonterra shareholders; that the Pro Forma Company would be positioned for future accretive bolt-on acquisitions; and the conditions that the Offer will be subject to and possible reasons that the Offer would not be made. With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that both Obsidian Energy and Bonterra, each of which are subject to short term extensions on their respective senior revolving credit facilities continue to obtain extensions in respect of their thereof and otherwise continue to satisfy the applicable covenants under such facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s respective businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern going forward and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the combined entity’s shares will trade at a multiple comparable to peers; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market our oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through our development and exploitation activities. Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in Obsidian Energy’s Annual Information Form and other public filings, available in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.com. Further details on assumptions can also be found in the End Notes section of this presentation. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document (September 8, 2020). Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. 36